[LOGO OF SUNSTONE HOTEL INVESTORS, INC.]

June 2, 2005

Via Facsimile

Jennifer Gowetski,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington D.C. 20549-0408.

Re:	Sunstone Hotel Investors, Inc.
(Form S-11, File No. 333-125123)

Dear Ms. Gowetski:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Sunstone Hotel Investors, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-11 referred to above be accelerated so that it will become effective at 3:00 p.m. Eastern time, on Monday, June 6, 2005, or as soon as practicable thereafter.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Sullivan & Cromwell LLP, confirming this request.

In accordance with your request, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

Sincerely yours, Sunstone Hotel Investors, Inc.

By:	/S/ ROBERT ALTER
Name: Title:	Robert Alter Chief Executive Officer

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)

Peter T. Healy
(O’Melveny & Myers LLP)